6-26



SECU 03053087 MMISSION
Washington, D.C.

PROCESSED
JUN 3 0 2003
THOMSON
FINANCIAL

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
31826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PrimeVest Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street South, Suite 300
(No. and Street)

St. Cloud	MN	56301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Schmitz (320) 656-4309
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
JUN 2 6 2003
618

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PrimeVest Financial Services, Inc. and Subsidiaries

Audited Consolidated Financial Statement

December 31, 2002

Contents



Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
PrimeVest Financial Services, Inc.

We have audited the accompanying consolidated statement of financial condition of PrimeVest Financial Services, Inc. and Subsidiaries (a wholly owned subsidiary of Lion Connecticut Holdings, Inc., which is a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of PrimeVest Financial Services, Inc. and Subsidiaries as of December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Atlanta, Georgia
February 14, 2003

PrimeVest Financial Services, Inc. and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$22,947,325
Cash segregated for regulatory purposes	1,497,048
Receivable from customers, net of allowance for doubtful accounts of $783,361	20,147,750
Receivable from brokers, dealers, and clearing organizations	616,427
Commissions and concessions receivable	5,509,486
Due from affiliates, including $603,848 under tax allocation agreement	634,251
Deferred tax asset	695,930
Other assets	4,884,132
Total assets	$56,932,349
Liabilities and stockholder's equity	
Liabilities:	
Payable to customers	$ 8,457,513
Payable to brokers, dealers, and clearing organizations	471,890
Commissions and concessions payable	10,851,276
Due to affiliates	1,369,554
Other liabilities	8,046,214
Total liabilities	29,196,447
Stockholder's equity:	
Common stock, $10 par value; 1,000,000 shares authorized; 81,468 shares issued and outstanding	814,680
Additional paid-in capital	19,820,206
Retained earnings	7,101,016
Total stockholder's equity	27,735,902
Total liabilities and stockholder's equity	$56,932,349

See accompanying notes.

PrimeVest Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statement

December 31, 2002

1. Nature of Business and Ownership

PrimeVest Financial Services, Inc. and Subsidiaries (the "Company"), a member firm of the Chicago Stock Exchange, is a registered securities broker-dealer that provides securities brokerage, insurance, and asset management services to financial institutions. The Company also provides correspondent clearing services to introducing and affiliated broker-dealers. The Company is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. ("LCH" or "Parent"). On December 31, 2002, the former parent, ReliaStar Financial Corp. ("ReliaStar") was merged into LCH. LCH is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The consolidated statement of financial condition includes the accounts of PrimeVest Financial Services, Inc. and its wholly owned Subsidiaries: Compulife Inc., Compulife Investor Services, Inc., Compulife Agency, Granite Investment Services, Inc. ("Granite"), BancWest Investment Services, Inc. ("BancWest"), Guaranty Brokerage Services, Inc. ("Guaranty"), PrimeVest Insurance Agency of Texas, Inc., PrimeVest Insurance Agency of New Mexico, Inc., PrimeVest Insurance Agency of Oklahoma, Inc., PrimeVest Insurance Agency of Ohio, Inc., PrimeVest Insurance Agency of Alabama, Inc., and Branson Insurance Agency, Inc. Granite, BancWest, Guaranty and Compulife Investor Services, Inc. are introducing securities brokers established for the purpose of providing securities brokerage and insurance services to customers through financial institutions and individuals. The PrimeVest insurance agencies were incorporated in their respective states for the purpose of providing the Company's customers with insurance products. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PrimeVest Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statement (continued)

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Cash of $1,497,048 at December 31, 2002 has been segregated in a special account for the exclusive benefit of its customers under Rule 15c3-3 of the SEC to facilitate the Company's custodial functions and is not a required deposit under the computation for determination of reserve requirement.

Trading Securities Owned

Trading securities owned are stated at fair value. Fair value generally is based on published market prices or other relevant factors, including dealer price quotations and valuation pricing models which take into account time value and volatility factors underlying the securities. As of December 31, 2002, the Company held trading securities in the amount of $100,151, which is included in other assets.

Receivable from Customers

Receivables from customers are shown at their net realizable value.

Furniture and equipment

Furniture and office equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives of three to ten years. Furniture and equipment in the amount of $637,479, net of accumulated depreciation of $814,551, is included in other assets.

PrimeVest Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statement (continued)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. Significant components of the Company's deferred tax assets and liabilities at December 31, 2002, are as follows:

Deferred tax assets:	
Allowance for doubtful accounts	$ 274,176
Accrued expenses	218,047
Amortization	563,171
Other	207,267
Total deferred tax assets	1,262,661
Deferred tax liabilities:	
Depreciation	25,593
Prepaid expenses	541,138
Total deferred tax liabilities	566,731
Net deferred tax asset	$ 695,930

PrimeVest Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statement (continued)

3. Income Taxes (continued)

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Employee Benefits

401(k) and Pension Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2002 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

5. Commitments

The Company leases office space and office equipment under various noncancelable operating leases. In addition to base rents, certain operating costs of the leased premises are also to be paid. Minimum payments required under these leases for each of the five succeeding years are approximately as follows:

2003	**$ 908,000**
2004	**919,000**
2005	**931,000**
2006	**910,000**
2007	**703,000**
Total	**$4,371,000**

PrimeVest Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statement (continued)

6. Contingencies

The Company is party to a number of claims, lawsuits and arbitrations arising in the course of their normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

7. Related Party Transactions

During 2002, ING Brokers Network, LLC ("ING BN") (an affiliated company) and ING AIH performed certain general administrative services for the Company.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

8. Short-Term Borrowings

The Company has a $30,000,000 discretionary line of credit available with a nationally recognized financial institution. Outstanding borrowings are secured by customer margin securities. There were no outstanding borrowings at December 31, 2002. The line of credit is due on demand.

9. Off-Balance Sheet Risk

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts which approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

PrimeVest Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statement (continued)

9. Off-Balance Sheet Risk (continued)

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance-sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

10. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items. At December 31, 2002, the Company had net capital of $16,890,019, which was $16,459,766 in excess of required net capital of $430,253. The Company's ratio of net capital to aggregate debit items was 79%.

PrimeVest Financial Services, Inc. and Subsidiaries

Notes to Consolidated Financial Statement (continued)

10. Net Capital Requirements and Other Regulatory Matters (continued)

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2002, the Company had no reserve requirement as a result of the PAIB calculation.